SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (Amendment No. 3)1


                              ARADIGM CORPORATION
________________________________________________________________________________
                                (Name of Issuer)

                           Common Stock, no par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                     038508
________________________________________________________________________________
                                 (CUSIP Number)

                                   Ole Ramsby
                                Novo Nordisk A/S
                                   Novo Alle
                               DK-2880 Bagsvaerd
                                    Denmark
                             Tel No.: +45 4444 8888
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 10, 2003
________________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------------
  1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the th purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 038508                                              Page 2 of 10 Pages
----------------------------------------                      ------------------

 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Novo Nordisk A/S
--------------------------------------------------------------------------------

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                          (b)|_|
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 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Kingdom of Denmark
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

                                           1,020,612
                                 -----------------------------------------------
              WITH
        NUMBER OF SHARES            8      SHARED VOTING POWER
     BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                 6,847,757
                                 -----------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           1,020,612
                                 -----------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                           6,847,757
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,868,369 - See Item 5
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              |_|
         CERTAIN SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.7% - See Item 5
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Novo Nordisk A/S, a publicly quoted Danish company ("Buyer") hereby amends and supplements its Report on Schedule 13D, originally filed on November 14, 2001 (as amended and supplemented, the "Schedule 13D") with respect to the shares of Common Stock, no par value (the "Shares"), of Aradigm Corporation, a California corporation (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

         Item 1.  Security and Issuer.

         Item 2.  Identity and Background.

         Item 3.  Source and Amount of Funds or Other Consideration.

         Item 4.  Purpose of Transaction.

         The following additional paragraphs are added after the last paragraph of Item 4 of the Schedule 13D:

         The transactions pursuant to the Securities Purchase Agreement closed on March 10, 2003. The Voting Agreement also terminated on March 10, 2003 in accordance with its terms. As a result, Buyer is no longer deemed to have the shared power to vote or direct the vote of the securities of the Issuer held by the Other Stockholders.

         Item 5. Interest in Securities of the Issuer.

         (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Buyer may be deemed to beneficially own 7,868,369 Shares, or approximately 15.7% of the outstanding Shares.

         (b) By virtue of the relationship described in Item 2 of this Schedule 13D, Buyer may be deemed to have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of and vote of the 1,020,612 Shares held by it directly and the shared power to direct the disposition of and vote of the 6,847,757 Shares held by NN Pharmaceuticals.

         (c) None of Buyer, any of the persons named in Item 2 or any of the persons set forth on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

         (d)   Inapplicable.

         (e)   Inapplicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See response to Item 4.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Stock Purchase Agreement dated as of October 22, 2001 between the Issuer and Buyer.#

         Exhibit 2: Voting Agreement dated as of February 10, 2003 between
                    Buyer and certain other parties set forth on Exhibit A to such Voting Agreement.@

         # Previously filed as an exhibit to the original Schedule 13D filed November 14, 2001.

         @ Previously filed as an exhibit to Amendment No. 2 to the Schedule 13D filed February 28, 2003.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 14, 2003


                                    NOVO NORDISK A/S


                                    By:    /s/ Lars Rebien Sorensen
                                        ----------------------------------------
                                        Name:  Lars Rebien Sorensen
                                        Title: Chief Executive Officer



                                    By:    /s/ Kare Schultz
                                        ----------------------------------------
                                        Name:  Kare Schultz
                                        Title: Executive Vice President

                                                                     SCHEDULE A



                   DIRECTORS AND EXECUTIVE OFFICERS OF BUYER

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Buyer are set forth below. If no address is given, the director's or officer's address is Novo Alle, DK-2880 Bagsvaerd, Denmark. The directors are designated with asterisks (*).



Name and Citizenship                         Principal Occupation and Address
--------------------------------------------------------------------------------
*Mads 0vlisen                                Chairman of the Board
Danish                                       Novo Nordisk A/S
                                             Novo Alle, 6B2.22
                                             2880 Bagsvaerd
                                             Denmark
--------------------------------------------------------------------------------
*Kurt Anker Nielsen                          Co-President & CEO
Danish                                       Novo A/S
                                             Krogsh0jvej 41, 9P2.05
                                             2880 Bagsvaerd
                                             Denmark
--------------------------------------------------------------------------------
*Jan Ulf Sigvard Johansson                   CEO/Businessman
Swedish                                      Strandvagen 43, 4 tr.
                                             114 56 Stockholm
                                             Sweden
--------------------------------------------------------------------------------
*J0rgen Wedel                                29 Winsor Way
Danish                                       Weston, Massachusetts 02493
                                             USA
--------------------------------------------------------------------------------
*Kurt Briner                                 Director
Swiss                                        c/o Ebsa sa
                                             47, rue du 31 Decembre
                                             CH-1211 Geneva 6
                                             Switzerland
--------------------------------------------------------------------------------
*Niels Jacobsen                              President & CEO
Danish                                       William Demant Holding A/S
                                             Strandvejen 58
                                             2900 Hellerup
                                             Denmark
--------------------------------------------------------------------------------
*Anne Marie Handrup Kverneland               Laboratory Assistant
Danish                                       Novo Nordisk A/S
                                             Laurentsvej 22, 7X
                                             2880 Bagsvaerd
                                             Denmark
--------------------------------------------------------------------------------

Name and Citizenship                         Principal Occupation and Address
--------------------------------------------------------------------------------
*Johnny Henriksen                            Environmental Specialist
Danish                                       Novo Nordisk A/S
                                             Hummeltoftevej 49
                                             Building SOC 1.18
                                             2830 Virum
                                             Denmark
--------------------------------------------------------------------------------
*Stig Str0baek                               Electrician
Danish                                       Novo Nordisk, A/S
                                             Laurentsvej 22, 7X
                                             2880 Bagsvaerd
                                             Denmark
--------------------------------------------------------------------------------
Lars Rebien S0rensen                         CEO
Danish                                       Novo Nordisk A/S
--------------------------------------------------------------------------------
Jesper Brandgaard                            CFO
Danish                                       Novo Nordisk A/S
--------------------------------------------------------------------------------
Kare Schultz                                 Chief Operating Officer
Danish                                       Novo Nordisk A/S
--------------------------------------------------------------------------------
Mads Krogsgaard Thompsen                     Chief Science Officer
Danish                                       Novo Nordisk A/S
--------------------------------------------------------------------------------
Lars Almblom J0rgensen                       Chief of Staffs
Danish                                       Novo Nordisk A/S
--------------------------------------------------------------------------------
Lise Kingo                                   Executive Vice President
Danish                                       Novo Nordisk A/S
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              DIRECTORS AND EXECUTIVE OFFICERS OF NN NORTH AMERICA

The name, address, title, present principal occupation or employment of each of the directors and executive officers of NN North America, are set forth below. If no address is given, the director's or officer's address is 405 Lexington Avenue, New York City, New York 10017. The directors are designated with asterisks (*).



Name and Citizenship                         Principal Occupation and Address
--------------------------------------------------------------------------------
*James Shehan                                President and Secretary
USA                                          Novo Nordisk of North America, Inc.
--------------------------------------------------------------------------------
*Susan Jackson                               Vice President Communications
USA                                          Novo Nordisk Pharmaceuticals, Inc.
                                             100 College Road West
                                             Princeton, NJ 08540-7810
--------------------------------------------------------------------------------
*Phil Fornecker                              CFO and Treasurer
USA                                          Novo Nordisk of North America, Inc.
--------------------------------------------------------------------------------

Name and Citizenship                         Principal Occupation and Address
--------------------------------------------------------------------------------
*Ole F. Ramsby                               Senior Vice President Legal Affairs
Danish                                       and General Counsel
                                             Novo Nordisk A/S
                                             Novo Alle
                                             2880 Bagsvaerd
                                             Denmark
--------------------------------------------------------------------------------
Mark Stolp                                   Assistant Treasurer
USA                                          Novo Nordisk of North America, Inc.
--------------------------------------------------------------------------------
Jerry Shilling                               Assistant Treasurer
USA                                          Novo Nordisk of North America, Inc.
--------------------------------------------------------------------------------
Kevin Rowland                                Assistant Treasurer
USA                                          Novo Nordisk of North America, Inc.
--------------------------------------------------------------------------------
Joan M. Schmidt                              Assistant Secretary
USA                                          Novo Nordisk of North America, Inc.
--------------------------------------------------------------------------------


             DIRECTORS AND EXECUTIVE OFFICERS OF NN PHARMACEUTICALS

The name, address, title, present principal occupation or employment of each of the directors and executive officers of NN Pharmaceuticals, are set forth below. If no address is given, the director's or officer's address is 100 College Road, Princeton, New Jersey 08540. The directors are designated with asterisks (*).



Name and Citizenship                         Principal Occupation and Address
--------------------------------------------------------------------------------
*Martin Soeters                              President
The Netherlands                              Novo Nordisk Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
*Kare Schultz                                Chief Operating Officer
Danish                                       Novo Nordisk A/S
--------------------------------------------------------------------------------
*Barry Reit                                  Vice President Regulatory Affairs
USA                                          Novo Nordisk Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
*Phil Fornecker                              Vice President Finance
USA                                          Novo Nordisk Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
*Jim C. Shehan                               President
USA                                          Novo Nordisk of North America, Inc.
                                             405 Lexington Avenue
                                             New York City, NY 10017
--------------------------------------------------------------------------------


                  DIRECTORS AND EXECUTIVE OFFICERS OF NOVO A/S

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Novo A/S, are set forth below. If no address is given, the director's or officer's address is Krogsh0jvej 41, DK-2880 Bagsvaerd, Denmark. The directors are designated with asterisks (*).


Name and Citizenship                         Principal Occupation and Address
--------------------------------------------------------------------------------
*Palle Marcus                                Chairman of the Board of Directors
Danish                                       Novo A/S
--------------------------------------------------------------------------------
*J0rgen Boe                                  Lawyer
Danish                                       Margrethevej 6
                                             2960 Rungsted Kyst
                                             Denmark
--------------------------------------------------------------------------------
*Jan Ulf Sigvard Johansson                   CEO/Businessman
Swedish                                      Strandvagen 43, 4 tr.
                                             114 56 Stockholm
                                             Sweden
--------------------------------------------------------------------------------
*Hans Kristian Werdelin                      Member Board of Directors
Danish                                       Novo A/S
--------------------------------------------------------------------------------
Henrik Gurtler                               Co-CEO
Danish                                       Novo A/S
--------------------------------------------------------------------------------
Kurt Anker Nielsen                           Co-CEO
Danish                                       Novo A/S
--------------------------------------------------------------------------------


                 DIRECTORS AND EXECUTIVE OFFICERS OF FOUNDATION

The name, address, title, present principal occupation or employment of each of the directors and executive officers of the Foundation, are set forth below. If no address is given, the director's or officer's address is Brogardsvej 70, Post Box 71, DK-2820 Gentofte, Denmark. The directors are designated with asterisks (*).



Name and Citizenship                         Principal Occupation and Address
--------------------------------------------------------------------------------
*Palle Marcus                                Chairman of the Board of Directors
Danish                                       Novo Nordisk Foundation
--------------------------------------------------------------------------------
*J0rgen Boe                                  Lawyer
Danish                                       Margrethevej 6
                                             2960 Rungsted Kyst
                                             Denmark
--------------------------------------------------------------------------------
*Mads 0vlisen                                Member Board of Directors
Danish                                       Novo Nordisk Foundation
                                             Novo Nordisk A/S
                                             Novo Alle, 6B2.22
                                             2880 Bagsvaerd
                                             Denmark
--------------------------------------------------------------------------------

Name and Citizenship                         Principal Occupation and Address
--------------------------------------------------------------------------------
*Niels Borregaard                            Doctor
Danish                                       Enevangen 83
                                             3450 Aller0d
                                             Denmark
--------------------------------------------------------------------------------
*Jan Eric Lindsten                           Doctor
Swedish                                      Norr Malarstrand 78, 3 tr.
                                             S-112 35 Stockholm
                                             Sweden
--------------------------------------------------------------------------------
*Hans Ejvind Hansen                          Director
Danish                                       Hegelsveg 12
                                             2920 Charlottenlund
                                             Denmark
--------------------------------------------------------------------------------
*Ulla Morin                                  Technician
Danish                                       Novo Nordisk Foundation
--------------------------------------------------------------------------------
*Soren Thuesen Pedersen                      Chemist
Danish                                       Novo Nordisk Foundation
--------------------------------------------------------------------------------
*Stig Strobaek                               Electrician
Danish                                       Novo Nordisk Foundation
--------------------------------------------------------------------------------
Gert Almind Frederiksen                      CEO
Danish                                       Novo Nordisk Foundation
--------------------------------------------------------------------------------